98

06019613

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Power Chips plc

*CURRENT ADDRESS Suite 3-6, Eurolife Building
1 Corral Road
Gibraltar

**FORMER NAME

**NEW ADDRESS

PROCESSED
JAN 08 2007
THOMSON FINANCIAL

FILE NO. 82- 35052 FISCAL YEAR 3/31/05

• *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: MAC

DAT : 1/4/07

082-35032

POWER CHIPS™

3-31-05
AR/S

Power Chips plc

2006 Annual Report

POWER CHIPS PLC
www.powerchips.gi

About Power Chips plc

Power Chips plc has created "Power Chips" which uses thermionics to convert heat into electricity. Power Chips plc is a majority-owned subsidiary of Borealis Exploration Limited (BOREF OTC-US), and is publicly traded on the Pink Sheets (PWCHF OTC-US).

Contents

Chairman's Letter to Members

14 June 2006

Fellow Members:

We are in an energy crunch. The prices of oil and gas have soared to almost five times their ten-year low, having a direct impact on the price of fuel for cars and airplanes, heating oil for homes, and electrical power for just about everything else.

What can be done about it? True, there are the conventional solutions such as opening up oil exploration or harmonizing regulations or reducing gasoline tax. These are indeed solutions which will help increase supply of fossil fuels, but as people are becoming increasingly aware, it would make an enormous difference if there was a way to reduce demand on the other side. This is tricky, since few people are willing to stop going to work or feeding their families. Cars and airplanes and heating oil and electrical power are considered necessities in the West, and rapidly becoming just as important in places like China and India. Demand is not going down; it is going up.

We need more power, without somehow using more of the fuel we do have – whether it is coal, oil, gas, nuclear or even solar energy. And the opportunities are indeed there. While internal combustion engines are a very mature and highly evolved technology, cars tap less than 20% of the thermal energy of fuel to turn the wheels. Over 80% of the energy in your fuel tank will be dumped out the tailpipe or radiator. The majority of fuel consumed in making electrical power or steel or aluminum is also vented to the environment, wasted. Why? Because such heat, which is often as hot as 1000°C (that's a cosy 1700°F) is "low-grade", and there is no technology which can economically convert that wasted heat.

Power Chips™ are the solution to this problem.

The Power Chips technology is being designed to be optimal for operation at "waste heat" temperatures and below. A paper published in the Global Powertrain Congress showed that if Power Chips reach their projected efficiency, they will be able to almost *double* the efficiency of a car or truck. There are more than 50 million automobiles built every year worldwide; almost doubling their fuel efficiency is going to make a big difference.

Power Chips are small and relatively simple to make and should therefore become enormously profitable. Between automotive and aerospace applications *alone*, there is a market of many *billions* of devices per year. And that is not counting all the other applications, like steel mills and aluminium smelters and power plants. And we get emails every day from companies and individuals who would love to add Power Chips to their furnaces or their oven or even ear implants. Once you start to consider all the sources of waste heat there are, you realize how vast the potential for Power Chips really is.

There is just one, small, problem. We cannot yet even start to meet market demand, as we don't have working Power Chips yet. Power Chips are small diodes in which electrons move from one side to the other. The key to doing this at low temperatures is the Avto Metals technology which we publicly announced for the first time last summer. Avto Metals are the key – they are the way to take an emitter like the cathodes found in older televisions and computer monitors, and make them work at lower temperatures, temperatures suitable for exhaust pipes or smokestacks.

We require only minimally optimized Avto Metals for making Power Chips. And Avto Metals are, in principle, quite simple. Avto Metals are essentially a corrugated pattern on top of a thin layer of a material. The dimensions are rather small, which was the reason it took until last year to prove the concept. Development has also been slowed by more practical problems. For example, oxygen tends to react with most things, even just a little bit. Oxygenated layers on top of the corrugated pattern diminish or eliminate the effect. So either we work with materials that do not react with oxygen at all (there are a few, but not many), or materials which react minimally with oxygen -- but these can only be tested in a vacuum. Working in vacuum is more complicated and slows things down a lot, but it is all doable with enough time and resources.

Over the past year, we have been working to stretch the Avto Metals theory to its limits, making a large number of different samples with different dimensions and characteristics and materials. We are pleased to report that all the experimental data continues to validate the theory – "better" physical samples give us better emitters, while "poorer" physical samples yield poorer results. We have also expanded our test work to show that the Avto Effect is seen in more than one material.

The work ahead of us is focused and requires high quality and thorough laboratory research. We need to make and test a sizable number of samples, continuing to check (and if necessary, refine) the theory, and to push it to its limits. But we don't require such phenomenal results in order to start making Power Chips; we need only slightly better results than we have already achieved, albeit in a different material.

In recent months, we have been doing a number of things, which have set us firmly on a development pathway, to wit:

- Nechama Katan has become the Program Manager of Power Chips. She brings with her considerable experience within semiconductors as a whole, from R&D through to mass production, and her mandate is to drive Avto Metals and Power Chips through to shipping product as rapidly as possible, which includes keeping in mind all of the packaging and manufacturing steps in Power Chips' future. Nechama Katan is also working closely with key consultants in the nanotechnology arena, as well as a physicist who has decades of experience in semiconductor manufacturing.

- We have added Dr. Alan Feinerman of University of Illinois at Chicago to our development team, complementing the fine team at Portland State University led by Dr. Gertrude Rempfer, Dr. Marty Kordesch at Ohio University, and of course, Avto Tavkhelidze's team at Tiblisi State University. It is a good mix, combining both out-of-the-box thinking with hard-headed realism, in order to both proceed in a focused direction while still keeping our eyes open for other ways of achieving the same goals.

And now the team is focused on optimizing the Avto Effect, both in gold (which does not react with oxygen), as well as in materials which are more likely to be suitable for mass-produced Power Chips. This work has a lot of different technical facets and challenges, but it also has a lot of opportunities and possible solutions. Indeed, our biggest challenge right now is sorting out which of the possible approaches represent the best opportunities. It is the kind of thing for which one is always making decisions based on limited information – we can always look back later and see how direct a path we took.

In parallel, we continue to raise funds for development. The work represents a constant cash drain, and our efforts certainly have been constrained by limited resources. This problem has not been solved yet, and we continue to talk to potential investors and partners. We welcome any new opportunities which arise!

With best wishes,

Power Chips plc





Rodney T. Cox
Chairman and Chief Executive Officer

Isaiah W. Cox
President and Chief Operating Officer

Management's Discussion and Analysis of 2006 Results

Borealis Technical Limited ("Technical"), the parent company, has conducted basic industrial research on its Power Chips technology since 1996 for which it has many patents issued and pending. We are very happy with our progress during 2006, and feel that Power Chips plc has a good chance to come to market with product in fiscal 2007. Power Chips has the rights to Avto Metals™ for power production and the ability to control eV is central to making and dominating the power production market. All of the research expenditures to date have been undertaken by Technical and funded by Borealis Exploration Limited, the ultimate parent of the Company, and by the sale of Company shares with the proceeds being loaned to Technical. The funds received from all shares sales are due back to Power Chips plc. Power Chips plc has no financial obligations, and this will not change until the Company is cash flow positive and profitable.

An Intellectual Property Agreement was signed effective 1 January 1999, whereby Technical has granted the Company the exclusive worldwide rights for sublicensing the Power Chips technology. In consideration for the rights granted to the Company, the Company shall pay Technical an 8% royalty based on net sales of licensed products and services sold by the Company and 50% of all sublicense income. To date the Power Chips technology is still under development such that the Company has not made any related sublicense sales.

The Company has been in the development stage since its inception. The Company intends to retain its sublicense rights granted by Technical. These financial statements have been prepared in accordance with generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. From inception to 31 March 2006, the Company has lent money raised on its behalf to Technical and Borealis Exploration Limited, who are also in a development stage. The present circumstances therefore raise certain doubts about the ability of the Company to continue as a going concern. Management of the Company has indicated they have no intention to demand repayment of the amounts owing from Technical until Power Chips are being sold into the market and/or licensing has commenced and the Company is both cash flow positive and has earnings. The Company and Technical are actively working together to negotiate product sales or further sublicensing of its technology to various parties, which activities are expected to generate profitable operations in the future. To the extent additional funds are required, the Company will attempt to raise these funds through future sales of product, license sales and further share issues. There can be no assurance that the Company will be successful in its actions. The financial statements do not contain any adjustments that might be necessary if the Company is unable to continue as a going concern.

Forward-Looking Statement

The discussion of the Company's business and operations in this report includes in several instances forward-looking statements, which are based upon management's good faith assumptions relating to the financial, market, operating and other relevant environments that will exist and affect the Company's business and operations in the future. All technical, scientific, and commercial statements regarding technologies and their impacts are based on the educated judgment of the Company's technical and scientific staff. No assurance can be made that the assumptions upon which management based its forward-looking statements will prove to be correct, or that the Company's business and operations will not be affected in any substantial manner by other factors not currently foreseeable by management or beyond the Company's control.

All forward-looking statements involve risks and uncertainty. The Company undertakes no obligation to publicly release the result of any revisions to these forward-looking statements that might be made to reflect the events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events; including those described in this report, and such statements shall be deemed in the future to be modified in their entirety by the Company's public pronouncements, including those contained in all future reports and other documents filed by the Company with the relevant Securities Commissions.

DIRECTORS AND OFFICERS

Directors	Appointed	
Rodney T. Cox	23 Mar 2000	Director, Chairman of the Board, and Chief Executive Officer
Isaiah W. Cox	23 Mar 2000	Director, President, and Chief Operating Officer
Wayne S. Marshall	23 Mar 2000	Director
Peter Vanderwicken	06 Sept 2000	Director
Nechama J. Cox	01 Aug 2001	Director
Stuart Harbron	23 July 2002	Director, and Chief Patent Officer
Giulio Pontecorvo	28 Aug 2003	Director
Robert T. Bauer	17 May 2004	(resigned 22 July 2005)

Secretary

Fidecs Management Limited

Registered Office

Suite 3G, Eurolife Building
1 Corral Road
Gibraltar

Auditors

Moore Stephens
Suite 5 Watergardens 4
Waterport
Gibraltar

DIRECTORS' REPORT

The directors submit their report and the audited financial statements for the year ended 31 March 2006.

Corporate Profile

The Company was incorporated on 11 February 1997 in Gibraltar. The Company's shares are publicly traded in the United States over-the-counter (OTC) market and quoted as PWCHF on the Pink Sheets at www.pinksheets.com. As of year end, the last reported trade was at $ 5.00 per share, with the yearly high at $ 5.50 per share, and the low at $ 0.21 per share.

Activities

The principal activity of the Company is that of researching, developing and marketing Power Chips™ Technology, which uses quantum tunnelling to produce electricity. Power Chips are devices that absorb heat and use it to produce electrical power. They are silent, non-polluting, scalable, portable, and can operate anywhere there is a source of heat. We expect them to replace many existing technologies for generating electricity.

Organisation and Operations

Power Chips plc is a member of the Borealis Family of Companies and is a publicly-traded indirect majority-owned subsidiary of Borealis Exploration Limited. Borealis Technical Limited, our direct parent company, owns 5,228,949 of our 8,035,118 outstanding shares, or 65% of our shares. Like our parent and most Family companies, Power Chips plc is incorporated in Gibraltar.

While our headquarters and legal domicile are in Gibraltar, Power Chips operates as a virtual company, and the Internet plays a dominant role in our day-to-day work. It is the means by which we manage our businesses, discuss new ideas, and promote ourselves to the outside world. Modern communications technology has allowed us to circumvent the traditional problems associated with working on four continents and twenty time zones. Because of this, we have access to facilities and personnel about which a company of our size would normally only be able to dream.

Power Chips has consultants around the world, all of whom work over e-mail.Man agement and technical discussions take place over the Internet. We have a continual Board of Directors meeting 24 x 365, with an annual traffic of over 2,500 messages to each board member. Power Chips has intense direct participatory management, and many consultants to the Company sit in on the board meetings and provide input even though they are not voting members.

Our Website, www.powerchips.gi, makes information about our technology available, and informs shareholders, other companies, and the general public about Power Chips. As patent offices issue more patents, a more complete picture of our extensive research efforts will become publicly available on the Website. Additionally, our parent company, Borealis, sends out a weekly update (as well as daily share trades with Borealis' prices) to shareholders and to all the major news organizations and other interested parties, detailing our ongoing work and progress (please e-mail pr@powerchips.gi if you would like to receive these updates). Through this wide distribution, we are able to keep people better informed than through traditional channels. Your management uses this technology to maintain a close relationship with our shareholders.

This virtual company structure is great to work with and allows us to have many people directly involved in the decision-making processes at Power Chips. This approach may not be conventional, but the results to date have validated this business structure.

DIRECTORS' REPORT (Continued)

Patents and Intellectual Property

All patents relating to the Power Chips technology are held by our parent, Borealis Technical Limited, which has granted Power Chips plc an exclusive worldwide license to them for all power generation applications. Borealis Technical Limited so far has been granted more than 30 U.S. and international patents for its scientific and technological advances in thermotunneling, thermionics, and power generation.

We expect the courts over time to give much of our patent work "pioneer" patent status, reflecting the fact that they are the first patents to be issued in an entirely new field of technology, or represent a technical revolution in a previously-defined field. Pioneer patents are those to which most subsequent patents in a field make reference, or on which later patents build by adding new improvements to the field. Because pioneer patents represent the result of groundbreaking scientific discoveries or development, the courts have found that they merit a wide breadth of protection in construing their claims and specifications.

In fiscal 2006 Borealis Technical was granted several new U.S. patents for improvements related to our Power Chips technology. It also filed applications for several additional power-related patents, and now has a considerable number of applied-for, in-process, and pending patent applications.

Because our scientific discoveries and technical advances are the core of our business, we are very careful about protecting these assets. Patenting and otherwise protecting our technologies is an important activity at Power Chips and consumes a considerable portion of our resources. We have developed an extensive library of intellectual property and we intend to protect it vigorously.

The results for the year are shown in the Profit and Loss Account on page 14.

Power Chips plc lost $43,200 last year. The loss was the same as in 2005. Our cumulative loss carry forward is now $392,400 compared to $349,200 in 2005.

Our parent company, Borealis Technical Limited, owes us $5,077,160 compared to $5,120,360 in the previous year.

All of our bills are paid by Borealis Technical Limited and we have no debt or no accounts payable.

When your company is cash flow positive and able to stand alone, we will not be so reliant on our majority shareholder for absorbing most of the development costs and operating funding. We are negotiating to sell product under favourable terms for all parties involved though there have been no sales as of yet. It appears that we will be the direct manufacturer and supplier of product to most all our markets.

Dividends

There were no dividends declared during the year.

DIRECTORS' REPORT (Continued)

Directors and their Interests

The directors who served during the year were as stated on page 6.

The interest of the directors in the shares of the Company at the year end were as follows:

	Shares held at 31 March 2006	Shares held at 31 March 2005
Rodney T. Cox	114,280	14,280
Isaiah W. Cox	25,600	25,600
Wayne S. Marshall	72,664	72,664
Peter Vanderwicken	10,241	10,241
Nechama J. Cox	20,275	20,275
Stuart Harbron	14,500	14,500
Giulio Pontecorvo	5,000	5,000
Robert T. Bauer (resigned 22 July 2005)	4,000	4,000

Share Options

As of 31 March 2006, there were no share options outstanding.

Investor Information

Extensive information for investors can be found on our Website at www.powerchips.gi. Our annual and quarterly reports for the past several years are posted there, as well as full information about the Company and our technologies. The site also has links to quotation systems that report our current stock prices.

If you have a question about Power Chips,p lease write to us at pr@powerchips.gi.

Directors' Responsibilities

The directors are responsible for preparing financial statements for each financial year which give a true and fair view of the state of affairs of the Company at the end of the financial year and of the profit or loss for that year and which comply with the Gibraltar Companies Ordinance 1930 and the Gibraltar Companies (Accounts) Ordinance 1999. In preparing the financial statements, appropriate accounting policies have been used and applied consistently, reasonable and prudent judgements and estimates have been made, and applicable accounting standards have been followed. The directors are responsible for maintaining adequate accounting records, for safeguarding the assets of the Company, and for preventing and detecting fraud and other irregularities.

DIRECTORS' REPORT (Continued)

Auditor

A resolution to reappoint Moore Stephens will be proposed at the Annual General Meeting.

By order of the Board on 14 June 2006

Isaiah W. Cox
Director

Rodney T. Cox
Director

POWER CHIPS

PUBLIC LIMITED COMPANY

Gibraltar Registered No. 60528

Financial Statements

for the year ended 31 March 2006

INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF POWER CHIPS PUBLIC LIMITED COMPANY

We have audited the financial statements of Power Chips plc for the year ended 31 March 2006 set out on pages 14 to 18. These financial statements have been prepared under the historical cost convention and the accounting policies set out on page 16.

This report is made solely to the Company's members as a body, in accordance with the Companies Ordinance 1930. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

As described in the report of the Directors, the Company's Directors are responsible for the preparation of financial statements in accordance with applicable law and Gibraltar Accounting Standards (Gibraltar Generally Accepted Accounting Practice).

Our responsibility is to audit the financial statements in accordance with relevant Gibraltar legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the relevant financial reporting framework and are properly prepared in accordance with Gibraltar Law. We also report to you if, in our opinion, the Directors' Report is not consistent with the financial statements, if the company has not kept proper accounting records, or if we have not received all the information and explanations we require for our audit.

We read the Directors' Report and other information contained in the Annual Report and consider the implications for our report if we become aware of any apparent misstatements within it or material inconsistencies with the financial statements.

Basis of opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland). An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

In forming our opinion, we have considered the disclosures made in Note 1 of the financial statements in connection with the application of the going concern basis and the uncertainty with regards to securing continued financial support.

In connection with the other information contained in the Annual Report we also draw attention to the content of the Forward Looking Statement on page 5.

In view of the significance of these matters we consider they should be drawn to your attention but our opinion is not qualified in these respects.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company as at 31 March 2006, and of the loss for the year then ended in accordance with Gibraltar Accounting Standards and have been properly prepared in accordance with Gibraltar Companies Ordinance 1930, the Gibraltar Companies (Accounts) Ordinance 1999, and the Gibraltar Companies (Consolidated Accounts) Ordinance 1999.

Moore Stephens

Gibraltar
14 June 2006

Moore Stephens
CHARTERED ACCOUNTANTS

PROFIT AND LOSS ACCOUNT
for the year ended 31 March 2006

	Notes	2005 $	2004 $
Expenditure			
Administrative fees	5	(43,200)	(43,200)
Retained loss for the year		(43,200)	(43,200)
Retained losses brought forward		(349,200)	(306,000)
Retained losses carried forward		$ (392,400)	$ (349,200)

The Company has had no discontinued activities during the year, accordingly, the above result for the Company relates solely to continuing activities.

No statement of recognised gains and losses has been produced as the only recognised gains and losses occurring in the year are those disclosed in the Profit and Loss Account.

The notes on pages 16 to 18 form part of these Financial Statements.

BALANCE SHEET
as at 31 March 2006

	Notes	2006 $	2005 $
Current Assets			
Debtors	2	5,077,160	5,120,360
Total Net Assets		$ 5,077,160	$ 5,120,360
Capital and Reserves			
Called up Share Capital	3,4	123,781	123,781
Share Premium Account	3,4	5,345,779	5,345,779
Profit and Loss Account	4	(392,400)	(349,200)
Total Shareholders' Funds		$ 5,077,160	$ 5,120,360

Signed on behalf of the Board of Directors on 14 June 2006

Isaiah W. Cox
Director

Rodney T. Cox
Director

The notes on pages 16 to 18 form part of these Financial Statements.

NOTES TO THE FINANCIAL STATEMENTS
for the year ended 31 March 2006

1. PRINCIPAL ACCOUNTING POLICIES

The financial statements have been prepared in accordance with Gibraltar Accounting Standards and the Gibraltar Companies Ordinance 1930 and the Gibraltar (Companies Accounts) Ordinance 1999 (together, 'Gibraltar GAAP').

a. **Basis of accounting**
The financial statements are prepared in accordance with the historical cost convention.

b. **Reporting currency**
The Company's financial statements are presented in US dollars, which is the functional currency for operations.

c. **Foreign currency translation**
Transactions in foreign currency are recorded at the rate at the date of the transaction. Any monetary assets or liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date.

d. **Going Concern**
These financial statements have been prepared under the going concern concept, which assumes that the Company will continue in operational existence for the foreseeable future having adequate funds to meet their obligations as they fall due. Further information is set out in the Directors' Report on pages 7 to 10.

e. **Cash Flow Statements**
The Company meets the size criteria for a small company set by the Companies Act 1985, and therefore, in accordance with FRS1: Cash Flow Statements, it has not prepared a cash flow statement.

f. **Taxation**
The Company has been granted exempt status under the Gibraltar Companies (Taxation and Concessions) Ordinance. Providing the Company continues to satisfy the criteria for such status, including the payment of an annual government charge of £450 it will not be subject to Gibraltar Corporation Tax until 2010, the date at which the status of all Gibraltar exempt companies will be subject to new legislation.

NOTES TO THE FINANCIAL STATEMENTS
for the year ended 31 March 2006(Continued)

2. DEBTORS

	2006 $	2005 $
Loan to parent company	$ 5,077,160	$ 5,120,360

Amounts due from the Company's parent company are non-interest bearing, unsecured, and with no fixed terms of repayment.

3. CALLED UP SHARE CAPITAL

	2006 $	2005 $
Authorised share capital		
10,000,000 ordinary shares @ £0.01 each	$160,000	$ 160,000

	Number of Shares	Share Capital $	Share Premium Account $	Total $
At 31 March 2004	8,021,256	123,485	5,231,531	5,355,016
Shares issued during the year	13,862	296	114,248	114,544
At 31 March 2005	8,035,118	123,781	5,345,779	5,469,560
Shares issued during the year	–	–	–	–
At 31 March 2006	8,035,118	$ 123,781	$ 5,345,779	$ 5,469,560

The shares issued were partly to raise additional finance (cash received in Technical) and partly to settle amounts owing to creditors by Technical.

NOTES TO THE FINANCIAL STATEMENTS
for the year ended 31 March 2006(Continued)

4. RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS FUNDS

	Share Capital $	Share Premium Account $	Profit & Loss Account $	Total $
At 31 March 2004	123,485	5,231,531	(306,000)	5,049,016
Shares issued during the year	296	114,248	–	114,544
Loss for the year	–	–	(43,200)	(43,200)
At 31 March 2005	123,485	5,345,779	(349,200)	5,120,360
Shares issued during the year	–	–	–	–
Loss for the year	–	–	(43,200)	(43,200)
At 31 March 2006	$ 123,781	$ 5,345,779	$(392,400)	$ 5,077,160

5. RELATED PARTY TRANSACTIONS

In addition to related party transactions disclosed elsewhere in these financial statements, during the year ended 31 March 2006 the Company was charged $43,200 (2005 - $43,200) in fees for administrative services provided by Technical.

6. ULTIMATE PARENT COMPANY

The ultimate Parent Company is Borealis Exploration Limited, a company incorporated in Gibraltar whose registered office is at Suite 3G, Eurolife Building, 1 Corral Road, Gibraltar.

POWER CHIPS™

Power Chips plc

2005 Annual Report

POWER CHIPS PLC

www.powerchips.gi

About Power Chips plc

Power Chips plc was formed in 1997 to develop and market Power Chips™, a revolutionary new technology for converting heat directly into electrical power, at lower cost and higher efficiency than any previous power-generation technology. Power Chips use electron thermotunnelling to convert heat directly into electricity and will be one of the first industrial applications of nanotechnology. These small, solid-state devices promise to improve current power generation and waste heat recovery techniques. Power Chips will deliver up to 70-80% of the maximum (Carnot) theoretical efficiency for heat pumps (conventional power generation technologies operate at up to 40% of Carnot efficiency).

Power Chips generate electricity by using heat to move electrons from one side of a vacuum diode to the other. The system, currently under development, contains no moving parts or motors and can be either miniaturized or scaled to very large sizes for use in a variety of applications. Whether it is to recover energy from the waste heat of traditional engines and turbines, or to replace them completely with a compact and efficient solid-state system, Power Chips present product engineers and project managers with a broad array of design options.

Power Chips plc is a majority-owned, publicly-traded subsidiary of Borealis Exploration Limited.

Contents

Chairman's Letter to Members

5 June 2005

Fellow Members:

Getting product out the door is a humbling experience.

We have been humbled.

Our research facilities and staff are among he best in the world. Our research staff is making world-changing scientific discoveries. People used to doubt our science, no more.

The issue is now: Can we build product? The answer appears a resounding yes.

To speed up our product completion and commercialisation, we have divided research, development and production. We have a development staff that is being assembled and a production staff that is slowly coming together to make Power Chips™ a market reality.

We are basically building Power Chips and Cool Chips™ on parallel tracks with a great deal of overlap for the work.

For the first several years our sales of Power Chips will be to the high-value military markets where there is great need for a truly portable, simple, efficient electric power generation source that can utilise existing infrastructure. Only after these markets are satisfied will we move to satisfy the more general power production markets.

And so here we are, approaching the end of the development decade. The classic question bubbles yet again to the surface: Are we there yet?

The answer is a cautious "yes". On the technical front, Power Chips has recently succeeded at achieving some striking technical advances, advances which, unless we are greatly mistaken, promise to make Power Chips a shipping product by the end of 2006. We are confident enough in this conclusion that in recent months we have started to negotiate on acquiring suitable fabrication facilities, and we have added key people in the areas of wafer production and semiconductor manufacturing and packaging. Our newest additions have decades of experience in these fields, and they have confidently turned their attention to the task of mass-producing Power Chips. In essence, our research arm, which until recently was also responsible for delivering product, has been given the research mandate and we are building development and production teams.

In order to have a successful business, we first need a superior product. In this sense, Power Chips is a man-child -- a highly mature startup company. We have a team of over 100 people worldwide working to make the technology and company successful. In many ways, from our audited financials to our robust patent portfolio, to expert technical teams, we are very mature. And in other ways, specifically in actually selling product to customers, we are still a startup. But in the next year, we expect this to change. We have been working on Power Chips for a very long time, and we know how far we have come. We think we have a pretty good sense of how far we have to go, and it looks like we should be there this year.

The selling of Power Chips to the military will require some work and additional staff, as we really have nobody at this time with the right understanding of the market to sell Power Chips to this market. With working devices we expect we will get very serious business transactions on our terms. On the civilian side of the business, we are negotiating very decent deals with third parties where we do not sell Power Chips per se, but give the chips away for a percentage of the power they produce. The buyer installs and maintains the devices and we replace any that burn out for free for the life of the power station. Generally, we are agreeing to provide working Power Chips in exchange for 25% of the power produced. That is a number that pencils out very well for all concerned. We are driving for product and we expect soon to be able to build what our science says is possible in a consistent and highly profitable manner.

As always, we are very appreciative to our shareholders, who by and large, have stuck with us through thick and thin. We have no shame in claiming the finest shareholders in the world. Our owners are what every company should have — people who believe in what this company can achieve, and who are ready, willing and able to roll up their sleeves, help out where possible, and keep the heat on management. We welcome any and all constructive criticism, and we graciously thank you for your support to date. This next year should see very major progress.

With best wishes,

Power Chips plc



Rodney T. Cox
Chairman and Chief Executive Officer

The Power Chips Technology

Power Chips plc was formed in 1997, as a member of the Borealis Family of Companies, to develop and market the Power Chip, a solid-state device capable of generating electrical power when energetic electrons move across a nanometer-scale gap between two diodes. Because of the inherently high efficiency of this effect, Power Chips offer a unique primary power generation solution and a beneficial means of enhancing the efficiency of all existing power generation systems that rely on heat energy to produce electrical power.



Prototype Chip shown with a 1-Euro coin for size comparison

Power Chips are small, lightweight, durable, versatile, silent, nonpolluting, and operate without any moving parts. They will make it possible to generate electricity anywhere there is a source of heat. Major potential applications include power generation in electric or hybrid-electric vehicles, reclaiming and converting waste heat in conventional power plants, and stand-alone power generation systems for individual buildings, thus avoiding all the problems of infrastructure cost and potential brownouts associated with area grid-based power systems.

For these and many other applications we expect Power Chips to be superior not only to all established technologies, but also to emerging technologies such as fuel cells. The worldwide market for electric power exceeds $1 trillion a year, and we expect that Power Chips will over the next few decades replace most existing means for generating electricity and capture most of this market, while also creating new markets by making electricity almost universally available everywhere over time as well as less expensive.

We anticipate that over the next few decades Power Chips will revolutionise electrical power generation across virtually all applications. In existing power stations, adding Power Chips to capture heat that is now wasted will enable these generating stations to produce at least 20% more power with no increase in fuel consumption or emissions. In automobiles and other vehicles, Power Chips initially are likely initially to replace the starter-alternator, using waste heat from the radiator and exhaust and greatly increasing the efficiency of the internal combustion engine. Eventually, all-electric vehicles will become feasible, with power generated by Power Chips—burning gasoline, natural gas, methane or hydrogen as fuel to produce heat—and driving a super-efficient Chorus motor (developed by our sister company, Chorus Motors plc). Such an automobile would achieve several times the fuel efficiency of current models and produce only a fraction of the emissions.

Key Advantages:

Attribute	Benefit
High efficiency	More power per Watt of heat
Highly compact	Space and mass efficient
Modular	Can be scaled as needed
Standalone	Useful for portable applications.
Solid-State	No vibrations, no sound
Operation from 1k-1800K	Can generate power from nearly any heat differential.
Electronic control	Output can be controlled independent of heat source

Power Chips will also make it possible to efficiently generate power in a wide range of portable devices, thus increasing their utility. They will make it possible to bring plentiful electric power to regions of the world whose peoples and economies now suffer from inadequate electric power, at a fraction of the cost of doing so using current generating technologies.

We have been working on our proprietary, patented thermotunneling technology since 1997. There is a widespread belief that fuel cells, which generate power through a chemical reaction of oxygen and hydrogen, will be the next major power-generation technology. But despite decades and billions of dollars spent on research and development efforts, fuel cells remain relatively inefficient, uneconomic, and environmentally dangerous.

Power Chips, which rely simply on a flow of electrons rather than steam turning a turbine, as in conventional power plants, or a chemical reaction, as in fuel cells, will produce electricity at a high efficiency. While conventional technologies generate power at 40-45% of the maximum theoretical (Carnot) efficiency for a heat pump, Power Chips are projected to operate at 70-80% of Carnot efficiency. And the cost of producing power with Power Chips will be far less than the capital and operating costs of conventional generation methods.

Much more information about our Company and our technology, including our complete current business plan including financial projections, full texts of issued patents, and extensive descriptions of our Power Chips technology, is available on our Website at www.powerchips.gi.

Potential Applications

Power Chips have thousands of potential applications, from enabling truly "distributed power" to making possible new kinds of hand-held electronic devices. They will make possible all-electric automobiles and other vehicles by generating power on-board simply and safely. By utilizing heat now wasted, they will make existing large power plants–whether fueled by nuclear, oil, coal, or gas fuel–much more efficient and able to produce more power at little added fuel cost or consumption. They will enable homes to generate their own power, using waste heat from water heaters or furnaces. Since they are small and lightweight and will enable any source of heat to be converted into electricity, they will make possible many new portable devices of many kinds. Indeed, Power Chips will make possible the invention of new kinds of products and the creation of new industries.

Organisation and Operations

Power Chips plc is a member of the Borealis Family of Companies and is a publicly traded indirect majority-owned subsidiary of Borealis Exploration Limited. Borealis Technical Limited, our direct parent company, owns 5,221,451 of our 8,035,118 outstanding shares, or 65% of our shares. Like our parent and most Family companies, Power Chips plc is incorporated in Gibraltar.

While our headquarters and legal domicile are in Gibraltar, Power Chips operates as a virtual company, and the Internet plays a dominant role in our day-to-day work. It is the means by which we manage our businesses, discuss new ideas, and promote ourselves to the outside world. Modern communications technology has allowed us to circumvent the traditional problems associated with working on four continents and twenty time zones. Because of this, we have access to facilities and personnel about which a company of our size would normally only be able to dream.

Power Chips has consultants around the world, all of whom work over e-mail. Management and technical discussions take place over the Internet. We have a continual Board of Directors meeting 24 x 365, with an annual traffic of over 2,500 messages to each board member. Power Chips has intense direct participatory management, and many consultants to the Company sit in on the board meetings and provide input even though they are not voting members.

Our Website, www.powerchips.gi, makes information about our technology available, and informs shareholders, other companies, and the general public about Power Chips. As patent offices issue more patents, a more complete picture of our extensive research efforts will become publicly available on the Website. Additionally, our parent company, Borealis, sends out a weekly update (as well as daily share trades with Borealis' prices) to shareholders and to all the major news organizations and other interested parties, detailing our ongoing work and progress (please e-mail pr@powerchips.gi if you would like to receive these updates). Through this wide distribution, we are able to keep people better informed than through traditional channels. Your management uses this technology to maintain a close relationship with our shareholders.

This virtual company structure is great to work with and allows us to have many people directly involved in the decision-making processes at Power Chips. This approach may not be conventional, but the results to date have validated the business structure.

Patents and Intellectual Property

All patents relating to the Power Chips technology are held by our parent, Borealis Technical Limited, which has granted Power Chips plc an exclusive, perpetual, worldwide license to them for all power generation applications. Borealis Technical Limited so far has been granted more than 20 U.S. and international patents for its scientific and technological advances in thermotunneling and power generation.

We expect the courts over time to give much of our patent work "pioneer" patent status, reflecting the fact that they are the first patents to be issued in an entirely new field of technology, or represent a technical revolution in a previously-defined field. Pioneer patents are those to which most subsequent patents in a field make reference, or on which later patents build by adding new improvements to the field. Because pioneer patents represent the result of groundbreaking scientific discoveries or development, the courts have found that they merit a wide breadth of protection in construing their claims and specifications.

In fiscal 2004 Borealis Technical was granted two new U.S. patents for improvements related to our Power Chips technology. It also filed applications for nine additional power-related patents, and now has a considerable number of applied-for, in-process, and pending patent applications.

Because our scientific discoveries and technical advances are the core of our business, we are very careful about protecting these assets. Patenting and otherwise protecting our technologies is an important activity at Power Chips and consumes a considerable portion of our resources. We have developed an extensive library of intellectual property and we intend to protect it vigorously.

Management's Discussion and Analysis of 2005 Results

Power Chips plc lost $43,200 last year. The loss was the same as in 2004. Our cumulative loss carry forward is not $349,200 compared to $306,000 in 2004.

Our parent company, Borealis Technical Limited, owes us $5,120,360 compared to $5,049,016 in the previous year.

All of our bills are paid by Borealis Technical Limited and we have no debt or no accounts payable.

When your company is cash flow positive and able to stand alone, we will not be so reliant on our majority shareholder for absorbing most of the development costs and operating funding. We are negotiating to sell product under favourable terms for all parties involved though there have been no sales as of yet. It appears that we will be the direct manufacturer and seller of product to most all our markets.

The Power Generation market is just simply huge. When we get our production right, we expect to be the dominant force in the world power market.

Investor Information

Extensive information for investors can be found on our Website at www.powerchips.gi. Our annual and quarterly reports for the past several years are posted there, as well as full information about the Company and our technologies. The site also has links to quotation systems that report our current stock prices.

If you have a question about Power Chips, please write to us at pr@powerchips.gi.

Forward Looking Statement

The discussion of the Company's business and operations in this report includes in several instances forward-looking statements, which are based upon management's good faith assumptions relating to the financial, market, operating and other relevant environments that will exist and affect the Company's business and operations in the future. All technical, scientific, and commercial statements regarding technologies and their impacts are based on the educated judgment of the Company's technical and scientific staff. No assurance can be made that the assumptions upon which management based its forward-looking statements will prove to be correct, or that the Company's business and operations will not be affected in any substantial manner by other factors not currently foreseeable by management or beyond the Company's control.

All forward-looking statements involve risks and uncertainty. The Company undertakes no obligation to publicly release the result of any revisions to these forward-looking statements that might be made to reflect the events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events; including those described in this report, and such statements shall be deemed in the future to be modified in their entirety by the Company's public pronouncements, including those contained in all future reports and other documents filed by the Company with the relevant Securities Commissions.

Directors' Report

The directors submit their report and the audited financial statements for the year ended 31 March 2005.

Corporate Profile

The Company was incorporated on 11 February 1997 in Gibraltar. The Company's shares are publicly traded in the United States over-the-counter (OTC) market and quoted as PWCHF on the Pink Sheets at www.pinksheets.com. The last reported trade was at $ 3.00 per share, with the yearly high at $ 7.50 per share, and the low at $ 1.00 per share.

Activities

The principal activity of the Company is that of researching, developing and marketing Power Chips™ Technology, which uses quantum tunnelling to produce electricity. Power Chips are devices that absorb heat to produce electrical power. They are silent, non-polluting, scalable, portable, and can operate anywhere there is a source of heat. We expect them to replace many existing technologies for generating electricity.

Results and Review of Business

The results for the year are shown in the Profit and Loss Account on page 11.

Borealis Technical Limited ("Technical"), the parent company, has conducted basic industrial research on its Power Chips technology since 1996 for which it has patents issued and pending. All of the research expenditures to date have been undertaken by Technical and funded by Borealis Exploration Limited, the ultimate parent of the Company, and by the sale of Company shares with the proceeds being loaned to Technical. The funds received from all shares sales are due back to Power Chips plc. Power Chips plc has no financial obligations, and this will not change until the Company is cash flow positive and profitable.

An Intellectual Property Agreement was signed effective 1 January 1999, whereby Technical has granted the Company the exclusive worldwide rights for sublicensing the Power Chips technology. In consideration for the rights granted to the Company, the Company shall pay Technical an 8% royalty based on net sales of licensed products and services sold by the Company and 50% of all sublicense income. To date the Power Chips technology is still under development such that the Company has not made any related sublicense sales.

The Company has been in the development stage since its inception. The Company intends to retain its sublicense rights granted by Technical. These financial statements have been prepared in accordance with generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. From inception to 31 March 2005, the Company has lent money raised on its behalf to Technical and Borealis Exploration Limited, who are also in a development stage. The present circumstances therefore raise certain doubts about the ability of the Company to continue as a going concern. Management of the Company has indicated they have no intention to demand repayment of the amounts owing from Technical until Power Chips are being sold into the market and or licensing has commenced and the Company is both cash flow positive and has earnings. The Company and Technical are actively working together to negotiate product sales or further sublicensing of its technology to various parties, which activities are expected to generate profitable operations in the future. To the extent additional funds are required, the Company will attempt to raise these funds through future sales of product, license sales and further share issues. There can be no assurance that the Company will be successful in its actions. The financial statements do not contain any adjustments that might be necessary if the Company is unable to continue as a going concern.

Dividends

There were no dividends declared during the year.

Directors and their Interests

The directors who served during the year were as stated below.

The interest of the directors in the shares of the Company at the year end were as follows:

	Shares held at 31 March 2005	Shares held at 31 March 2004
Rodney T. Cox	114,280	114,280
Isaiah W. Cox	25,600	25,750
Wayne S. Marshall	72,664	80,764
Peter Vanderwicken	10,241	8,399
Iris Oren Cox (resigned 15 September 2004)	5,600	5,600
Nechama J. Cox	20,275	20,275
Stuart Harbron	14,500	14,500
Giulio Pontecorvo	5,000	5,000
Robert T. Bauer	4,000	4,000

Share Options

As of 31 March 2005, there were no share options outstanding.

Directors' Responsibilities

The directors are responsible for preparing financial statements for each financial year which give a true and fair view of the state of affairs of the Company at the end of the financial year and of the profit or loss for that year and which comply with the Gibraltar Companies Ordinance 1930 and the Gibraltar Companies (Accounts) Ordinance 1999. In preparing the financial statements, appropriate accounting policies have been used and applied consistently, reasonable and prudent judgements and estimates have been made, and applicable accounting standards have been followed. The directors are responsible for maintaining adequate accounting records, for safeguarding the assets of the Company, and for preventing and detecting fraud and other irregularities.

Auditor

A resolution to reappoint Moore Stephens will be proposed at the Annual General Meeting.

By order of the Board on 3 June 2005.

Isaiah W. Cox
Director

Rodney T. Cox
Director

Report of the Auditors

To the members of Power Chips Public Limited Company

We have audited the financial statements on pages 11 to 15, which have been prepared under the historical cost convention and the accounting policies set out on page 13.

This report is made solely to the Company's members as a body, in accordance with the Companies Ordinance 1930. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

As described in the report of the Directors, the Company's Directors and management are responsible for the preparation of financial statements. It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

Basis of opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board in the United Kingdom. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

In forming our opinion, we have considered the disclosures made in Note 1 of the financial statements in connection with the application of the going concern basis and the uncertainty with regards to securing continued financial support. In view of the significance of these matters we consider they should be drawn to your attention but our opinion is not qualified in these respects.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company as at 31 March 2005, and of the loss for the year then ended in accordance with Gibraltar Accounting Standards and have been properly prepared in accordance with Gibraltar Companies Ordinance 1930, and the Gibraltar Companies (Accounts) Ordinance 1999.

Moore Stephens

Gibraltar
3 June 2005

Moore Stephens
CHARTERED ACCOUNTANTS

Financial Statements and Notes

Profit and Loss Account

for the year ended 31 March 2005

	Notes	2005 $	2004 $
Expenditure			
Administrative fees	5	(43,200)	(43,200)
Retained loss for the year		(43,200)	(43,200)
Retained losses brought forward		(306,000)	(262,800)
Retained losses carried forward		$ (349,200)	$ (306,000)

The Company has had no discontinued activities during the year, accordingly, the above result for the Company relates solely to continuing activities.

No statement of recognised gains and losses has been produced as the only recognised gains and losses occurring in the year are those disclosed in the Profit and Loss Account.

The notes on pages 13 to 15 form part of these Financial Statements.

Balance Sheet
as at 31 March 2005

	Notes	2005 $	2004 $
Current Assets			
Debtors	2	5,120,360	5,049,016
Total Net Assets		$ 5,120,360	$ 5,049,016
Capital and Reserves			
Called up Share Capital	3,4	123,781	123,485
Share Premium Account	3,4	5,345,779	5,231,531
Profit and Loss account	4	(349,200)	(306,000)
Total Shareholders' Funds		$ 5,120,360	$ 5,049,016

Signed on behalf of the Board of Directors on 3 June 2005.

Isaiah W. Cox
Director

Rodney T. Cox
Director

The notes on pages 13 to 15 form part of these Financial Statements.

Notes to the Financial Statements
for the year ended 31 March 2005

1. PRINCIPAL ACCOUNTING POLICIES

The financial statements have been prepared in accordance with Gibraltar Accounting Standards and the Gibraltar Companies Ordinance 1930 and the Gibraltar (Companies Accounts) Ordinance 1999 (together, 'Gibraltar GAAP').

a. Basis of accounting
The financial statements are prepared in accordance with the historical cost convention.

b. Reporting currency
The Company's financial statements are presented in US dollars, which is the functional currency for operations.

c. Foreign currency translation
Transactions in foreign currency are recorded at the rate at the date of the transaction. Any monetary assets or liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date.

d. Going Concern
These financial statements have been prepared under the going concern concept, which assumes that the Company will continue in operational existence for the foreseeable future having adequate funds to meet their obligations as they fall due. Further information is set out in the Directors' Report on pages 8 to 9.

e. Cash Flow Statements
The Company meets the size criteria for a small company set by the Companies Act 1985, and therefore, in accordance with FRS1: Cash Flow Statements, it has not prepared a cash flow.

f. Taxation
The Company has been granted exempt status under the Gibraltar Companies (Taxation and Concessions) Ordinance. Providing the Company continues to satisfy the criteria for such status, including the payment of an annual government charge of £225 it will not be subject to Gibraltar Corporation Tax until 2010, the date at which the status of all Gibraltar exempt companies will be subject to new legislation.

2. DEBTORS

	2005 $	2004 $
Loan to parent company	$ 5,120,360	$ 5,049,016

Amounts due from the Company's parent company are non-interest bearing, unsecured, and with no fixed terms of repayment.

3. CALLED UP SHARE CAPITAL

	2005 $	2004 $
Authorised share capital		
10,000,000 ordinary shares @ £0.01 each	$ 160,000	$ 160,000

	Number of Shares	Share Capital $	Share Premium Account $	Total $
At 31 March 2003	7,751,589	120,788	4,444,377	4,565,165
Shares issued during the year	269,667	2,697	787,154	789,851
At 31 March 2004	8,021,256	123,485	5,231,531	5,355,016
Shares issued during the year	13,862	296	114,248	114,544
At 31 March 2005	8,035,118	$ 123,781	$ 5,345,779	$ 5,469,560

The shares issued were partly to raise additional finance (cash received in Technical) and partly to settle amounts owing to creditors by Technical.

4. RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS FUNDS

	Share Capital $	Share Premium Account $	Profit & Loss Account $	Total $
At 31 March 2003	120,788	4,444,377	(262,800)	4,302,365
Shares issued during the year	2,697	787,154	–	789,851
Loss for the year	–	–	(43,200)	(43,200)
At 31 March 2004	123,485	5,231,531	(306,000)	5,049,016
Shares issued during the year	296	114,248	–	114,544
Loss for the year	–	–	(43,200)	(43,200)
At 31 March 2005	$ 123,781	$ 5,345,779	$ (349,200)	$ 5,120,360

Notes to the Financial Statements
for the year ended 31 March 2005 (Continued)

5. RELATED PARTY TRANSACTIONS

In addition to related party transactions disclosed elsewhere in these financial statements, during the year ended 31 March 2005, the Company was charged $43,200 (2004 - $43,200) in fees for administrative services provided by Technical.

6. ULTIMATE PARENT COMPANY

The ultimate parent company is Borealis Exploration Limited, a company incorporated in Gibraltar whose registered office is at Montagu Pavilion, 8-10 Queensway, Gibraltar.

Power Chips plc Officers and Directors

OFFICERS

Rodney T. Cox, Chairman and Chief Executive Officer
and Acting Chief Financial Officer
Isaiah W. Cox, President and Chief Operating Officer
Stuart Harbron, Chief Patent Officer
James S. Magdych, Chief Information Officer

Fidecs Management Limited, Secretary

BOARD OF DIRECTORS

Rodney T. Cox, Ph.D.[1,2,3]	(Appointed 23 March 2000)
Isaiah W. Cox, A.B.[1,3]	(Appointed 23 March 2000)
Wayne S. Marshall, Ph.D.[1*,2,3*]	(Appointed 23 March 2000)
Peter Vanderwicken, A.B.[2*]	(Appointed 6 September 2000)
Nechama J. Cox, Ph.D.	(Appointed 1 August 2001)
Stuart Harbron, Ph.D.[1]	(Appointed 23 July 2002)
Giulio Pontecorvo, Ph.D.	(Appointed 28 August 2003)
Robert T. Bauer, M.S.	(Appointed 17 May 2004)

Committees: [1] Executive [2] Audit [3] Compensation * Chairman

Corporate Information

Corporate Headquarters

Montagu Pavilion
8-10 Queensway
Gibraltar
Tel: +350.59995 or +350.586.99000
Fax: + 44-(0)20-7504-3593

Senior Corporate Financial Advisor

Morris J. Pinto

Corporate Counsel

Antonio Garrigues Walker
Garrigues, Abogados y Asesores Tributarios
Madrid, Spain

Public Relations

Chris Bourne, Head
Tel: (London) +44 (0)208-571-5216
pr@powerchips.gi

Auditors

Moore Stephens
Suite 5 Watergardens 4
Waterport
Gibraltar

Stock Trading Information

Quoted in the United States over-the-counter market on the Pink Sheets, at www.pinksheets.com
Symbol: **PWCHF**
CUSIP # X6919W 10 0

Registrar and Transfer Agent

OTR, Inc.
Securities Transfer Agent & Registrar
1000 SW Broadway, Suite 920
Portland, Oregon 97205-3061, USA
Tel: +1.503.225.0375
Fax: +1.503.273.9168

Incorporated

Gibraltar Company Number 60528
11 February 1997